FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April  2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated April 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: April 9, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director

Exhibit 99.1

NEWS RELEASE                                                                                                                                                                                                     OTC BB: VCTPF
APRIL 9, 2009                                                                                                                                                                                                          CUSIP: 918881103

PROGRESS REPORT

Valcent Products Inc.- (“Valcent”, the “Company”) Valcent's wholly owned subsidiary, Valcent Products (EU) Limited, based in the United Kingdom, is now  responsible for the marketing of the Company's high density vegetable growing system known as VertiCrop™, on a worldwide basis including the United States. Following a highly successful launch of VertiCrop™ at the Royal Agricultural Show at Stoneleigh in Warwickshire, Valcent EU has implemented an aggressive marketing program which has included exhibiting at a number of major national and international trade shows, the most recent being the IPM Horticultural Expo in Dubai early in March this year.  This resulted in over seventy potential customers expressing interest in the system, resulting in the Company submitting quotations for approximately $6 million USD in orders to date, including proposed deliveries over the next six to nine months. The Company is returning to the Middle East later this month to finalize negotiations on several contracts in Dubai and other Middle East Countries.  In addition the Company's sales team is following up on enquiries for over twenty units in the UK and other markets, including the United States of America.

The first full size commercial VertiCrop™ plant is now being built under a joint venture agreement with the Paignton Zoological and Botannical Gardens in South Devon, England and is scheduled for completion in May 2009.  Located in the heart of a major tourist region, Paignton Zoo enjoys over half a million visitors each year which will provide a valuable showcase for the VertiCrop™ system and serves as a cornerstone of the marketing program.

The Verticrop™ vertical growing system combines hydroponic and aeroponic technologies in a soil-free, closed loop system that maximizes water and nutrient efficiencies. Verticrop™ is an integrated commercial production system with greater food value than traditional field crops and can be located in an urban environment. For many crops Verticrop™ can produce up to 20 times the yield while using only 5% of water normally required for field production.

Valcent EU has its own website at www.valcent.eu which includes updates on both the VertiCrop™ system and the Tomorrow Garden™ range of products.

Vertigro Algae Technology LLC, owned equally by Valcent Products Inc and Global Green Solutions Inc, is planning to expand the algae research and development program beyond its present demonstration project in El Paso, Texas.  The Company’s option to acquire Global Green Solutions Inc. interest in VAT as disclosed in the news release of October 1, 2008 has expired as of March 25, 2009 due to current market conditions.

Valcent’s Board of  Directors report that Mr. Glen Kertz has resigned as  Director, President and CEO of Valcent Products Inc. and its subsidiaries including acting as a director of Vertigro Algae Technology LLC. and Valcent Products EU Limited.  Mr. Kertz will remain associated with the Valcent companies as a technical consultant.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to www.blog.valcent.net.

Contacts:

Investor Relations

Mike Parker or Bob Faris  (888) 506-7979 or (604) 630-2941

Or email  info@valcent.net

 Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.